Exhibit 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total reports third quarter 2005 results

●	+32% to 3.13 billion for adjusted net income[1] in euros

●	+36% to 5.32 € for adjusted earnings per share in euros

●	+32% to 3.81 billion for adjusted net income expressed in dollars[2]

●	+36% to 6.49 $for adjusted earnings per share expressed in dollars
Investments expressed in dollars increased by 37% over the first nine months of 2005
Interim dividend of 3 euros per share payable November 24, 2005
● Results expressed in dollars2-3

3rd quarter 2005			9 months 2005

3.81 B$	+32%	Adjusted net income[1]	11.30 B$	+42%

6.49 $/share	+36%		19.10 $/share	+46%

4.45 B$	+32%	Net income	12.54 B$	+43%

● Results in euros3

3rd quarter 2005			9 months 2005

3.13 B€	+32%	Adjusted net income[1]	8.95 B€	+38%

5.32 €/share	+36%		15.13 €/share	+42%

3.65 B€	+32%	Net income	9.93 B€	+39%

[1]	adjusted net income = net income using replacement cost (Group share) adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger

[2]	dollar amounts represent euro amounts converted at the €/$ rate for the period (1.2199 $/€ for the third quarter 2005, 1.2220 for the third quarter 2004, 1.2626 for the first nine months of 2005 and 1.2255 for the first nine months of 2004)

[3]	percent changes are relative to the same period in 2004

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Paris, November 4, 2005 — The Board of Directors of Total, chaired by CEO Thierry Desmarest, met on November 3, 2005 to review the consolidated accounts for the third quarter 2005.
Adjusted net income increased to 3,126 million euros (M€) in the third quarter 2005, an increase of 32% compared to the third quarter 2004. Commenting on the results, CEO Thierry Desmarest said :
« At a time when global demand for petroleum products was already strong, major disruptions in the Gulf of Mexico drove oil prices and refining margins to very high levels in the third quarter 2005. Further downstream in the oil chain, retail marketing and petrochemicals suffered as a result of rapidly rising raw material costs.
The 36% increase in adjusted earnings per share for Total reflects essentially the stronger oil market environment and illustrates the sensitivity of the Group to this environment.
Over the first nine months of 2005, Total reported the best performance among the majors by achieving a 46% increase in earnings per share expressed in dollars.
The Group invested 9.3 billion dollars over the first nine months of 2005, which includes 1.1 B$ (US) for the acquisition of 82% of Deer Creek and represents a 37% increase in investments over the same period last year.
In the Upstream, continued exploration success and the launching of several large, long-term projects allow Total to be confident of its ability to sustain ongoing production growth beyond 2010. In the Downstream, a program to increase investments to upgrade and adapt the refining system to changing product demand is being actively implemented.»
● Total — consolidated accounts4

3Q05	3Q04%		in millions of euros	9M05	9M04%

38,414	32,296	+19%	Sales	103,226	88,400	+17%

6,346	4,498	+41%	Adjusted operating income from business segments	17,339	12,107	+43%

5,199	3,429	+52%	• Upstream	13,421	9,416	+43%
981	748	+31%	• Downstream	2,816	2,022	+39%
166	321	-48%	• Chemicals	1,102	669	+65%

3,044	2,279	+34%	Adjusted net operating income from business segments	8,807	6,414	+37%

3,645	2,763	+32%	Net income (Group share)	9,932	7,137	+39%

3,126	2,365	+32%	Adjusted net income	8,951	6,496	+38%

5.32	3.91	+36%	Adjusted earnings per share (euros)	15.13	10.67	+42%

3,357	1,967	+71%	Investments	7,396	5,575	+33%

248	185	+34%	Divestments at selling price	838	538	+56%

4,764	4,075	+17%	Cash flow from operating activities	11,498	10,840	+6%

[4]	adjusted income (adjusted income, adjusted net operating income, adjusted net income) is defined as income using replacement cost, adjusted for special items and excluding Total’s equity share of amortization of intangibles related to the Sanofi-Aventis merger

2

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Number of shares

3Q05	3Q04%		Millions	9M05	9M04%

588.0	604.5	-3%	Fully-diluted weighted-average shares	591.7	608.7	-3%

● Market environment

3Q05	3Q04%			9M05	9M04%

1.22	1.22	—	US$($/€)	1.26	1.23	-3%*

61.5	41.5	+48%	Brent ($/b)	53.7	36.4	+48%

44.3	32.9	+35%	European refining margins TRCV ($/t)	40.4	29.6	+36%

*	change in the dollar versus the ‘euro
● Adjustments to operating income from business segments

3Q05	3Q04	in millions of euros	9M05	9M04

(9)	—	Impact of special items on operating income from business segments	(20)	—

—	—	• Restructuring charges	—	—
—	—	• Impairments	(11)	—
(9)	—	• Other	(9)	—

1,066	590	Difference of FIFO vs. Replacement cost	2,179	1,138

1,057	590	Total adjustments affecting operating income from business segments	2,159	1,138

● Adjustments to net income (Group share)

3Q05	3Q04	in millions of euros	9M05	9M04

(98)	(12)	Impact of special items on net income (Group share)	(274)	(145)

(87)	—	• Equity share of special items recorded by Sanofi-Aventis	(165)	—
—	—	• Gain/(loss) on asset sales	—	—
—	—	• Additional Toulouse-AZF provision	—	(98)
—	(12)	• Restructuring charges and early retirement plans	(90)	(43)
—	—	• Impairments	(8)	—
(11)	—	• Other	(11)	(4)

(112)	—	Adjustment related to the Sanofi-Aventis merger* (share of amortization of intangible assets)	(247)	—

729	410	After-tax difference of FIFO vs. Replacement cost	1,502	786

519	398	Total adjustments affecting net income	981	641

*	based on 13% participation of Total in Sanofi-Aventis at September 30, 2005

3

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Third quarter 2005 results
     > Operating income
Compared to the third quarter 2004, the oil market environment in the third quarter 2005 was marked by a strong increase in oil prices (+48% for Brent) and European refining margins (+35% for the TRCV indicator).
Petrochemical margins decreased relative to the third quarter 2004.
In this context, adjusted operating income from the business segments increased by 41% to 6,346 M€ from 4,498 M€ in the third quarter 2004.
Special items affecting operating income, which were related to exceptional charges in the Chemicals segment, had a negative impact of 9 M€ in the third quarter 2005. There were no special items affecting operating income in the third quarter 2004.
Adjusted net operating income from the business segments increased by 34% to 3,044 M€ from 2,279 M€ in the third quarter 2004. The smaller percentage increase relative to the increase in operating income is due notably to the higher effective tax rate in the third quarter 2005 compared to the third quarter 2004.
     > Net income
Adjusted net income, which excludes notably after-tax inventory effects of 729 M€ in the third quarter 2005 and 410 M€ in the third quarter 2004, increased by 32% to 3,126 M€ from 2,365 M€ in the third quarter 2004.
Special items affecting net income had a negative impact of 98 M€ on the third quarter 2005 and 12 M€ on the third quarter 2004. They include special charges and provisions in the Chemicals segment and, in the third quarter 2005, -87 M€ for Total’s equity share of special items taken by Sanofi-Aventis.
Net income5 increased to 3,645 M€ from 2,763 M€ in the third quarter 2004.
During the third quarter 2005, the Group bought back 3.97 million of its shares6, or 0.6% of its capital, for 826 M€.
Adjusted earnings per share, based on 588.0 million fully-diluted weighted-average shares, rose to 5.32 euros in the third quarter 2005 from 3.91 euros in the third quarter 2004, an increase of 36%, which is higher than the increase in adjusted net income due to the accretive effect of the share buybacks.
     > Cash flow
Cash flow from operating activities increased to 4,764 M€ from 4,075 M€ in the third quarter 2004.
Investments rose to 3,357 M€ from 1,967 M€ in the third quarter 2004. They include 890 M€ paid out for the acquisition of 82% of Deer Creek.
Divestments in the third quarter 2005 were 248 M€, including notably the sale of Total’s interest in the power company South Humber Bank.
Net cash flow7 was 1,655 M€ compared to 2,293 M€ in the same period 2004.

[5]	reported net income includes special items and after-tax inventory valuation effects as well as Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger

[6]	including 0.57 million shares which are reserved for share grants as per the decision of the Board on July 19, 2005

[7]	net cash flow = cash flow from operating activities + divestments — investments

4

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Upstream
     > Results

3Q05	3Q04%		in millions of euros	9M05	9M04%

5,199	3,429	+52%	Adjusted operating income*	13,421	9,416	+43%

2,202	1,539	+43%	Adjusted net operating income*	5,897	4,454	+32%

-
2,589	1,385	+87%	Investments	5,590	3,933	+42%

161	114	+41%	Divestments at selling price	551	315	+75%

2,818	2,269	+24%	Cash flow from operating activities	7,737	7,248	+7%

*	adjustment detail included in the business segment information
Adjusted operating income for the Upstream segment increased by 52% to 5,199 M€ in the third quarter 2005 from 3,429 M€ in the third quarter 2004.
The increase reflects essentially the benefit of higher hydrocarbon prices, more so for liquids than for gas.
Adjusted net operating income for Upstream increased by 43% to 2,202 M€.
The more moderate increase relative to the increase in operating income reflects, among other elements, the higher effective tax rate in the third quarter 2005 compared to the third quarter 2004, which was due notably to less production in areas with lower effective tax rates.
     > Production

3Q05	3Q04%		Hydrocarbon production	9M05	9M04%

2,428	2,479	-2%	Combined production (kboe/d)	2,498	2,571	-3%

1,607	1,674	-4%	• Liquids (kb/d)	1,631	1,698	-4%
4,491	4,386	+2%	• Gas (Mcfd)	4,742	4,749	—

Hydrocarbon production declined by 2% to 2,428 thousand barrels of oil equivalent per day (kboe/d) in the third quarter 2005 from 2,479 kboe/d in the third quarter 2004.
This decrease in production was due primarily to the negative impact on entitlement volumes linked to higher prices in the third quarter 2005 versus the third quarter 2004 (“price effect”).
Excluding the price effect impact, hydrocarbon production increased. Production growth from Trinidad, Congo, Indonesia, and Venezuela combined with lower maintenance in the North Sea relative to the third quarter of last year more than offset lower production from the Gulf of Mexico due to the hurricanes and from shutdowns in Nigeria affecting onshore areas.

5

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
     > Liquids and gas price realizations

3Q05	3Q04%		Liquids and gas price*	9M05	9M04%

57.8	39.5	+46%	Average liquids price ($/b)	49.9	34.9	+43%

4.65	3.54	+31%	Average gas price ($/Mbtu)	4.47	3.56	+26%

*	consolidated subsidiaries, excluding fixed margin and buy-back contracts
The smaller increase in the average realized liquids price compared to the increase in the Brent price in particular reflects the larger spread in the light-heavy price differential for crude oil. Gas prices increased in every producing region.
     > Recent highlights
Total continued to expand its exploration acreage by signing a production sharing contract on OPL 223 in Nigeria, being awarded a block in Libya and bidding successfully for three production licenses in the UK North Sea.
Successful exploration activity included new discoveries in ultra-deep offshore Angola, a discovery on Block NC 186 in Libya and two new positive wells on OPL 222 (Total operated, 20%) in Nigeria that further confirm the potential of the Usan discovery.
An initial development plan for Usan projecting a start-up by 2010 and a plateau rate of 150 kb/d was approved by NNPC, the concession holder of the block.
The third quarter 2005 also marked the launch of the development of Yemen LNG (Total 42.9%8) projecting the construction of a liquefaction plant with a capacity of 6.7 Mt/y by 2008. Plans call for gas sales over a 20-year period of 4.5 Mt/y to the Atlantic basin market and 2 Mt/y to the Asian market.
Phase 1 of the development of the Moho-Bilondo field has been launched (Total operated, 53.5%). Production is projected to start in 2008 with a plateau rate of approx. 90 kb/d.
Total took a major step forward in developing its Canadian oil sands strategy through the successful takeover of Deer Creek Energy Limited which holds 84% of the Joslyn lease in Athabasca, Canada. As of October 31, 2005, Total held 82.4% of Deer Creek.
Total sold its 40% stake in the South Humber Bank power plant in the UK to Centrica.

[8]	before the potential entry of Kogas

6

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Downstream
     > Results

3Q05	3Q04%		in millions of euros	9M05	9M04%

981	748	+31%	Adjusted operating income*	2,816	2,022	+39%

706	524	+35%	Adjusted net operating income*	2,117	1,493	+42%

493	376	+31%	Investments	1,069	951	+12%

21	45	-53%	Divestments at selling price	124	127	-2%

893	852	+5%	Cash flow from operating activities	2,512	3,009	-17%

*	adjustment detail included in the business segment information
Adjusted operating income for the Downstream segment in the third quarter 2005 was 981 M€, a 31% increase compared to the third quarter 2004.
The increase was due mainly to the stronger refining margins that reflected the tight supply-demand balance in the Atlantic basin, particularly in the wake of Hurricanes Katrina and Rita.
Downstream results benefited as well from the effects of self-help programs and, in refining, positive market effects that were not reflected in the TRCV increase. Partially offsetting those positive effects were the prolonged shutdown of the Antwerp cracker, the shutdown of the Port Arthur refinery due to Hurricane Rita, the strike at the Normandy refinery, and the negative impact of rapidly rising refined product prices on marketing margins, which all had a negative impact on the performance of the segment.
Adjusted net operating income for the Downstream segment increased by 35% to 706 M€ in the third quarter 2005 from 524 M€ for the third quarter 2004.
     > Refinery throughput

3Q05	3Q04%		Refinery throughput (kb/d)	9M05	9M04%

2,379	2,516	-5%	Total refinery throughput*	2,407	2,501	-4%

951	996	-5%	• France	944	1,010	-7%
1,124	1,191	-6%	• Rest of Europe*	1,143	1,184	-3%
304	329	-8%	• Rest of world	321	307	+5%

*	includes share of Cepsa
Refinery throughput was 2,379 kb/d in the third quarter 2005, a decrease of 5% compared to the same quarter last year. The refining utilization rate was 88%.
This decrease was due essentially to the longer-than-expected maintenance shutdown at Antwerp at the beginning of the third quarter 2005 and to the impact of the strike at Normandy at the end of the quarter.

7

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
  > Recent highlights
Within the framework of the announcement made in September to accelerate its investment program in refining with the goal of increasing the capacity of diesel production and desulphurization as well as improving energy efficiency at its refineries, Total has launched studies on a deep-conversion project at its Port Arthur refinery in the US. Other studies have been launched regarding the construction of a deep-conversion unit at one of the Group’s European refineries.
Total signed an agreement with ExxonMobil to acquire its marketing and refined products distribution affiliates in 14 African countries. This transaction, which remains subject to the necessary regulatory approvals in each country, would make Total the largest marketer in Africa with an overall market share of 11%.
Total signed a preliminary agreement to increase its share in its Rome refinery from 57.5% to 77.5% and, as part of the deal, to sell its 18% interest in the Reichstett in France9.
Total and Sinochem signed a new joint venture agreement to build a network of 300 service stations in the region around Shanghai, China. The two companies are already partners in a similar venture in northern China and in the Dalian refinery.
Total signed an agreement with Neste Oil to build a second-generation bio-diesel production unit at one of the Group’s refineries that is expected to start up by 2008.

[9]	pending exercise of pre-emption rights by the minority shareholders

8

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
●Chemicals
  > Results

3Q05	3Q04%		in millions of euros	9M05	9M04%

5,401	5,228	+3%	Sales	16,655	14,797	+13%

2,344	2,532	-7%	• Base chemicals	7,604	6,472	+17%
1,640	1,450	+13%	• Specialties	4,867	5,563	+9%
1,417	1,244	+14%	• Arkema	4,184	3,839	+9%
—	2	ns	• Corporate Chemicals	—	5	ns

166	321	-48%	Adjusted operating income*	1,102	669	+65%

(18)	172	ns	• Base chemicals	479	230	+108%
138	124	+10%	• Specialties	404	379	+7%
49	16	+219%	• Arkema	216	45	+380%
(3)	9	ns	• Corporate Chemicals	3	15	ns

136	216	-37%	Adjusted net operating income*	793	467	+70%

275	211	+30%	Investments	678	645	+5%

—	19	ns	Divestments at selling price	30	68	-56%

498	300	+66%	Cash flow from operating activities	785	262	+200%

*	adjustment detail included in business segment information
Sales for the Chemicals segment increased by 3% to 5,401 M€ in the third quarter 2005 from 5,228 M€ in the third quarter 2004.
Adjusted operating income fell by 48% to 166 M€ in the third quarter 2005 from 321 M€ in the third quarter 2004.
Base chemical margins fell sharply as a result of rapidly increasing raw material costs in the third quarter 2005. Shutdowns of steamcrackers in September at Port Arthur (related to the hurricanes) and at Normandy (related to the beginning of the 5-year scheduled turnaround) also had a negative impact on results.
Specialties continued to perform well.
Arkema reported a strong increase relative to the third quarter 2004, mainly due to better results in industrial chemicals.
Adjusted net operating income for the Chemicals segment were 136 M€ in the third quarter 2005 compared to 216 M€ for the third quarter 2004.
  > Recent highlights
Samsung Total Petrochemicals (Total 50%) launched a major expansion program at the Daesan site in South Korea which will raise the capacity of the cracker to 850 kt/y by 2007, (a 30% increase) as well as increase the production capacities for styrene and polypropylene.
Cray Valley and Sartomer, subsidiaries of Total, finalized the acquisition of the hydrocarbon resins activities of the Goodyear Tire & Rubber Company.

9

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Nine months 2005 results
  > Operating income
Compared to the first nine months of 2004, the oil market environment for the first nine months of 2005 was marked by a strong increase in oil prices (+48% for Brent) and European refining margins (+36% for TRCV).
Petrochemical margins, on average, were higher relative to the first nine months of 2004.
In this context, adjusted operating income from the business segments increased by 43% to 17,339 M€ from 12,107 M€ in the first nine months of 2004.
Special items affecting operating income had a negative impact of 20 M€10 in the first nine months of 2005. There were no special items affecting operating income in the first nine months of 2004.
Adjusted net operating income from the business segments increased by 37% to 8,807 M€ from 6,414 M€ in the first nine months of 2004.
  > Net income
Adjusted net income, which excludes after-tax inventory effects of 1,502 M€ in the first nine months of 2005 and 786 M€ in the first nine months of 2004, increased by 38% to 8,951 M€ from 6,496 M€ in the first nine months of 2004.
Special items affecting net income had a negative impact of 274 M€10 on the first nine months of 2005 and 145 M€10 on the first nine months of 2004.
Reported net income11 was 9,932 M€ compared to 7,137 M€ for the first nine months of 2004.
During the first nine months of 2005, the Group bought back 15.7 million of its shares12, or 2.5% of its capital, for 2.9 B€.
At September 30, 2005 the number of fully-diluted weighted-average shares was 588.1 million compared to 603.7 million a year ago, representing a decrease of close to 3%.
Adjusted earnings per share, based on 591.7 million fully-diluted weighted-average shares rose to 15.13 euros from 10.67 euros in the first nine months of 2004, an increase of 42%, which is a higher rate of increase than for adjusted net income due to the accretive impact of the share buybacks.
  > Cash flow
Cash flow from operating activities rose to 11,498 M€ in the first nine months of 2005 from 10,840 M€ in the same period last year. During the first nine months of 2005 investments were 7,396 M€. Expressed in dollars, investments were 9.3 B$, including 1.1 B$ for the Deer Creek acquisition, an increase of 37% compared to the first nine months of 2004.
Divestments for the first nine months of 2005 were 838 M€.
Net cash flow was 4,940 M€ in the first nine months of 2005 compared to 5,803 M€ in the first nine months of 2004.
The net-debt-to-equity ratio was 25.6% at September 30, 2005 compared to 30.3% at June 30, 2005 and 26.6% at September 30, 2004.

[10]	detail on these items is shown in a table on page 3

[11]	reported net income includes special items and after-tax inventory valuation effects as well as Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger

[12]	including 0.57 million shares which are reserved for share grants as per the decision of the Board on July 19, 2005

10

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
● Cancellation of outstanding shares
The Board of Directors met on November 3, 2005 and approved the cancellation of 7,547,990 shares effective November 22, 2005. The share capital has been adjusted to 6,139,395,400 € represented by 613,939,540 shares with a par value of 10 €. This cancellation increases the Group’s capacity for share buybacks.
● Interim dividend
Net income for Total S.A., the parent company, was 2,763 M€ for the first nine months of 2005 compared to 2,244 M€ for the same period last year.
Directors met on November 3, 2005 and, after reviewing the accounts, approved an interim dividend in the amount of 3 € payable on November 24, 2005.
● Summary and outlook
The return on average capital employed (ROACE) for the Group rose to 28%, at the level of the best in the industry, for the 12 months ended September 30, 2005. For the same period, ROACE13 was 37% for Upstream, 32% for Downstream, and 12% for Chemicals.
Calculated for the same period, the Group’s return on equity was 34%.
Total continued to invest, giving priority to the Upstream, in line with its forecasts.
The Group has continued to buy back shares and in October 2005 bought back 1.6 million shares for 340 M€, bringing the level of buybacks since the start of the year to 2.7% of the capital.
Since the beginning of the fourth quarter 2005, oil prices have remained high. Refining margins were very high following the hurricanes in the Gulf of Mexico. Petrochemical margins were relatively weak, while the other Chemicals activities continued to benefit from a satisfactory environment.
♦ ♦ ♦
To listen to the conference call with CFO Robert Castaigne and financial analysts today at 15:30 (Paris time), please call +44 (0)20 7162 0125 from Europe or +1 334 323 6203 from the US or access the call through company web site www.total.com. For a replay, please dial +44 (0)20 7031 4064 from Europe or 1 954 334 0342 (access code: 677 694) from the US.
The September 30, 2005 notes to the consolidated accounts are available on the Total web site (www.total.com). The interim accounts have been the subject of a limited review by the company’s auditors. This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the financial condition, results of operations, business, strategy and plans of Total. Such statements are based on a number of assumptions that could ultimately prove inaccurate, and are subject to a number of risk factors, including currency fluctuations, the price of petroleum products, the ability to realize cost reductions and operating efficiencies without unduly disrupting business operations, environmental regulatory considerations and general economic and business conditions. Total does not assume any obligation to update publicly any forward-looking statement, whether as a result of new information, future events or otherwise. Further information on factors which could affect the company’s financial results is provided in documents filed by the Group and its affiliates with the French Autorité des Marchés Financiers and the US Securities and Exchange Commission.
The business segment information is presented in accordance with the Group internal reporting system used by the Chief operating decision maker to measure performance and allocate resources internally. Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.

[13]	ROACE = adjusted net operating income divided by the average capital employed using replacement cost

11

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
In accordance with IAS 2, the Group values inventories of crude oil and petroleum products in the financial statements in accordance with the FIFO (First in, First out) method and other inventories using the weighted-average cost method. However, in the note setting forth information by business segment, the Group continues to present the results for the Downstream segment according to the replacement cost method and those of the Chemicals segment according to the LIFO (Last in, First out) method in order to ensure the comparability of the Group’s results with those of its main competitors, notably from North America. The inventory valuation effect is the difference between the results according to the FIFO method and the results according to the replacement cost or LIFO method.
In this framework, performance measures such as adjusted operating income, adjusted net operating income and adjusted net income are defined as incomes using replacement cost, adjusted for special items and excluding Total’s equity share of the amortization of intangibles related to the Sanofi-Aventis merger. They are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

12

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com
Operating information by segment
Third quarter and first nine months of 2005
● Upstream

			Combined production by region
3Q05	3Q04%		(kboe/d)	9M05	9M04%

698	701	—	Europe	773	824	-6%
753	821	-8%	Africa	783	804	-3%
40	65	-38%	North America	44	69	-36%
255	243	+5%	Far East	248	240	+3%
407	408	—	Middle East	394	403	-2%
266	231	+15%	South America	247	222	+11%
9	10	-10%	Rest of world	9	9	—

2,428	2,479	-2%	Total	2,498	2,571	-3%

3Q05	3Q04%		Liquids production by region (kb/d)	9M05	9M04%

367	368	—	Europe	392	418	-6%
682	752	-9%	Africa	703	732	-4%
9	19	-53%	North America	10	20	-50%
30	30	—	Far East	30	31	-3%
354	356	-1%	Middle East	342	350	-2%
157	139	+13%	South America	146	138	+6%
8	10	-20%	Rest of world	8	9	-11%

1,607	1,674	-4%	Total	1,631	1,698	-4%

13

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax : 33 (1) 47 44 68 21
Catherine ENCK
Tel. 33 (1) 47 44 37 76
Patricia MARIE
Tel. 33 (1) 47 44 45 90
Paul FLOREN
Tel. : 33 (1) 47 44 45 91
Christine de CHAMPEAUX
Tel : 33 (1) 47 44 47 49
Bertille ARON
Tel. : 33 (1) 47 44 67 12
Mary DWYER
Tel.: 33 (1) 47 44 21 19
Isabelle CABROL
Tel. : 33 (1) 47 44 64 24
Charles-Edouard ANFRAY
Tel. : 33 (1) 47 44 65 55
Franklin BOITIER
Tel. : 33 (1) 47 44 59 81
Philippe GATEAU
Tel. : 33 (1) 47 44 47 05
TOTAL S.A.
Capital 6 214 875 300 euros
542 051 180 R.C.S. Nanterre
www.total.com

3Q05	3Q04%		Gas production by region (Mcfd)	9M05	9M04%

1,798	1,801	—	Europe	2,068	2,201	-6%
377	367	+3%	Africa	426	378	+13%
159	245	-35%	North America	180	261	-31%
1,252	1,196	+5%	Far East	1,218	1,167	+4%
288	279	+3%	Middle East	280	283	-1%
615	498	+23%	South America	568	459	+24%
2	—	ns	Rest of the world	2	—	ns

4,491	4,386	+2%	Total	4,742	4,749	—

● Downstream

			Refined product sales by region
3Q05	3Q04%		(kb/d)*	9M05	9M04%

2,742	2,829	-3%	Europe	2,689	2,739	-2%
346	297	+16%	Africa	335	295	+14%
714	623	+15%	United States	640	613	+4%
48	113	-58%	Rest of world	176	167	+5%

3,850	3,862	—	Total*	3,840	3,814	+1%

*	includes equity share in Cepsa and trading

14

Total financial statements

Third quarter and first nine months 2005 consolidated accounts, IFRS

CONSOLIDATED STATEMENT OF INCOME
Total
(unaudited)

3rd quarter	3rd quarter			9 months	9 months
2005	2004		Amounts in millions of euros (1)	2005	2004

38,414	32,296		Sales	103,226	88,400
(5,206)	(6,925)		Excise taxes	(15,503)	(17,559)
33,208	25,371		Revenues from sales	87,723	70,841

(20,088)	(14,689)		Purchases, net of inventory variation	(49,874)	(39,857)
(4,416)	(4,240)		Other operating expenses	(14,552)	(13,903)
(113)	(81)		Unsuccessful exploration costs	(277)	(263)
(1,277)	(1,324)		Depreciation, depletion, and amortization of tangible assets	(3,776)	(3,826)

			Operating income
(89)	(51)		Corporate	(254)	(253)
7,403	5,088		Business segments *	19,498	13,245

7,314	5,037		Total operating income	19,244	12,992

31	—		Other income	73	146
(63)	(147)		Other expense	(242)	(542)
(324)	(171)		Financial charge on debt	(875)	(535)
257	145		Financial income on cash and cash equivalents and equity securities	658	431
(67)	(26)		Cost of net debt	(217)	(104)

100	92		Other financial income	304	281
(79)	(54)		Other financial expense	(202)	(158)
(3,768)	(2,516)		Income taxes	(9,655)	(6,367)
281	449		Equity in income (loss) of affiliates	897	1,083

3,749	2,835		Consolidated net income	10,202	7,331

3,645	2,763		Group share **	9,932	7,137
104	72		Minority interests and dividends on subsidiaries’ redeemable preferred shares	270	194

6.20	4.57		Earnings per share (euros) ***	16.78	11.72

6,346	4,498	*	Adjusted operating income from business segments	17,339	12,107

3,044	2,279		Adjusted net operating income from business segments	8,807	6,414

3,126	2,365	**	Adjusted net income	8,951	6,496

5.32	3.91	***	Adjusted earnings per share (euros)	15.13	10.67

(1)	Except for earnings per share

CONSOLIDATED BALANCE SHEET
Total

	Amounts in millions of euros
	September 30, 2005	June 30, 2005	December 31, 2004	September 30, 2004
	(unaudited)	(unaudited)		(unaudited)

ASSETS

NON-CURRENT ASSETS
Intangible assets, net	4,305	3,319	3,176	3,538
Property, plant, and equipment, net	39,264	38,290	34,906	35,675
Equity affiliates : investments and loans	12,167	11,927	10,680	8,449
Other investments	1,302	1,212	1,198	1,350
Other non-current assets	1,905	2,056	2,351	2,028

Total non-current assets	58,943	56,804	52,311	51,040

CURRENT ASSETS
Inventories, net	12,951	11,499	9,264	9,712
Accounts receivable, net	17,740	17,250	14,025	14,646
Prepaid expenses and other current assets	6,295	5,542	5,314	4,616
Cash and cash equivalents	14,989	13,577	3,860	12,541

Total current assets	51,975	47,868	32,463	41,515

TOTAL ASSETS	110,918	104,672	84,774	92,555

LIABILITIES & SHAREHOLDERS’ EQUITY

EQUITY
Common shares	6,226	6,359	6,350	6,543
Paid-in surplus and retained earnings	37,882	36,397	31,717	32,279
Cumulative translation adjustment	998	920	(1,429)	233
Treasury shares	(5,381)	(7,067)	(5,030)	(7,126)

SHAREHOLDERS’ EQUITY — GROUP SHARE	39,725	36,609	31,608	31,929

Minority interest and subsidiaries’ redeemable preferred shares	1,015	708	810	1,105

TOTAL EQUITY	40,740	37,317	32,418	33,034

LONG-TERM LIABILITIES
Deferred income taxes	7,653	7,485	6,402	6,131
Employee benefits	3,574	3,609	3,607	3,785
Other liabilities	6,589	6,626	6,274	6,004

Total long-term liabilities	17,816	17,720	16,283	15,920

LONG-TERM DEBT	12,778	11,485	9,773	10,694

CURRENT LIABILITIES
Accounts payable	13,473	12,721	11,672	12,010
Other creditors and accrued liabilities	14,061	12,507	11,148	10,816
Short-term borrowings and bank overdafts	12,050	12,922	3,480	10,081

Total current liabilities	39,584	38,150	26,300	32,907

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	110,918	104,672	84,774	92,555

CONSOLIDATED STATEMENT OF CASH FLOW
Total
(unaudited)

3rd quarter	3rd quarter		9 months	9 months
2005	2004	Amounts in millions of euros	2005	2004

		CASH FLOW FROM OPERATING ACTIVITIES

3,749	2,835	Consolidated net income	10,202	7,331

1,315	1,397	Depreciation, depletion, and amortization	3,915	4,007

206	192	Long-term liabilities, valuation allowances, and deferred taxes	1,070	419
—	—	Impact of coverage of pension benefit plans	—	—
113	81	Unsuccessful exploration costs	277	263
(31)	4	(Gains)/Losses on sales of assets	(73)	(142)
(159)	(358)	Equity in income of affiliates (in excess of)/less than dividends received	(335)	(562)
27	134	Other changes, net	70	245

5,220	4,285	Cash flow from operating activities before changes in working capital	15,126	11,561
(456)	(210)	(Increase)/Decrease in operating assets and liabilities	(3,628)	(721)

4,764	4,075	CASH FLOW FROM OPERATING ACTIVITIES (1)	11,498	10,840

		CASH FLOW USED IN INVESTING ACTIVITIES

(2,178)	(1,688)	Intangible assets and property, plant, and equipment additions	(5,674)	(4,596)
(84)	(80)	Exploration expenditures charged to expenses	(223)	(238)
(903)	(28)	Acquisitions of subsidiaries, net of cash acquired	(903)	(37)
(62)	(19)	Investments in equity affiliates and other securities	(134)	(108)
(130)	(152)	Increase in long-term loans	(462)	(596)

(3,357)	(1,967)	Investments	(7,396)	(5,575)
31	28	Proceeds from sale of intangible assets and property, plant, and equipment	225	171
—	—	Proceeds from sale of subsidiaries, net of cash sold	11	1
69	8	Proceeds from sale of non-current investments	112	49
148	149	Repayment of long-term loans	490	317

248	185	Total divestitures	838	538

(3,109)	(1,782)	CASH FLOW USED IN INVESTING ACTIVITIES	(6,558)	(5,037)

		CASH FLOW FROM FINANCING ACTIVITIES

		Issuance and repayment of shares:
9	—	Parent company’s shareholders	9	371
(655)	(655)	Purchase of treasury shares	(2,674)	(2,563)
8	36	Minority shareholders	79	118
—	—	Subsidiaries’ redeemable preferred shares	(156)	—
		Cash dividends paid:
—	—	- Parent company’s shareholders	(1,765)	(2,853)
—	(4)	- Minority shareholders	(152)	(145)
1,197	460	Net issuance/(repayment) of long-term debt	2,235	1,700
(759)	(680)	Increase/(Decrease) in short-term borrowings and bank overdrafts	7,433	5,189
—	1	Other changes, net	(1)	(2)

(200)	(842)	CASH FLOW FROM FINANCING ACTIVITIES	5,008	1,815

1,455	1,451	Net increase/decrease in cash and cash equivalents	9,948	7,618
(43)	(236)	Effect of exchange rates and changes in reporting entity on cash and cash equivalents	1,181	63
13,577	11,326	Cash and cash equivalents at the beginning of the period	3,860	4,860

14,989	12,541	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	14,989	12,541

(1)	Including payments relating to the Toulouse AZF plant explosion, offset by a long-term liability write-back of 14 million euros for the third quarter 2005, 65 million euros for the first nine months 2005.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
Total
(unaudited)

			Paid-in					Subsidiaries’
			surplus and	Cumulative				redeemable
	Common shares issued		retained	translation	Treasury shares		Shareholders’	preferred	Minority	Total
(Amounts in millions of euros)	Number	Amount	earnings	adjustment	Number	Amount	equity	shares	interest	equity

As of January 1, 2004 (French GAAP)	649,118,236	6,491	30,408	(3,268)	(26,256,899)	(3,225)	30,406	396	664	31,466

IFRS adjustments	—	—	(3,048)	3,268	(10,855,206)	(1,388)	(1,168)	—	19	(1,149)

As of January 1, 2004 (IFRS)	649,118,236	6,491	27,360	—	(37,112,105)	(4,613)	29,238	396	683	30,317

Cash dividend	—	—	(2,853)	—	—	—	(2,853)	—	(145)	(2,998)

Net income for the first nine months	—	—	7,137	—	—	—	7,137	1	193	7,331

Issuance of shares	5,195,630	52	445	—	—	—	497	—	—	497

Purchase of treasury shares	—	—	—	—	(16,500,000)	(2,563)	(2,563)	—	—	(2,563)

Cancellation of repurchased shares	—	—	—	—	—	—	—	—	—	—

Sale of treasury shares (1)	—	—	11	—	583,981	50	61	—	—	61

Translation adjustments	—	—	—	233	—	—	233	6	9	248

Other (2)	—	—	179	—	—	—	179	—	(38)	141

As of September 30, 2004	654,313,866	6,543	32,279	233	(53,028,124)	(7,126)	31,929	403	702	33,034

Cash dividend	—	—	(1,440)	—	—	—	(1,440)	—	(62)	(1,502)

Net income for the last quarter	—	—	3,731	—	—	—	3,731	5	82	3,818

Issuance of shares	575,174	6	33	—	—	—	39	—	—	39

Purchase of treasury shares	—	—	—	—	(6,050,000)	(991)	(991)	—	—	(991)

Cancellation of repurchased shares	(19,873,932)	(199)	(2,877)	—	19,873,932	3,076	—	—	—	—

Sale of treasury shares (1)	—	—	3	—	131,705	11	14	—	—	14

Translation adjustments	—	—	—	(1,662)	—	—	(1,662)	(20)	(28)	(1,710)

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(241)	—	(241)

Other (2)	—	—	(12)	—	—	—	(12)	—	(31)	(43)

As of December 31, 2004 (IFRS)	635,015,108	6,350	31,717	(1,429)	(39,072,487)	(5,030)	31,608	147	663	32,418

Cash dividend	—	—	(1,765)	—	—	—	(1,765)	—	(152)	(1,917)

Net income for the first nine months	—	—	9,932	—	—	—	9,932	1	269	10,202

Issuance of shares	1,076,359	11	77	—	—	—	88	—	—	88

Purchase of treasury shares	—	—	—	—	(15,693,500)	(2,927)	(2,927)	—	—	(2,927)

Cancellation of repurchased shares	(13,527,578)	(135)	(2,248)	—	13,527,578	2,383	—	—	—	—

Sale of treasury shares (1)	—	—	30	—	1,774,063	193	223	—	—	223

Repayment of subsidiaries’ redeemable preferred shares	—	—	—	—	—	—	—	(156)	—	(156)

Translation adjustments	—	—	—	2,427	—	—	2,427	8	49	2,484

Other (2)	—	—	139	—	—	—	139	—	186	325

As of September 30, 2005	622,563,889	6,226	37,882	998	(39,464,346)	(5,381)	39,725	—	1,015	40,740

(1)	Treasury shares related to the stock option purchase plans

(2)	Mainly due to the charge related to stock options

BUSINESS SEGMENT INFORMATION
Total
(unaudited)

	Amounts in millions of euros
3rd quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,065	27,936	5,401	12		38,414
Intersegment sales	5,543	1,171	265	30	(7,009)	—
Excise taxes	—	(5,206)	—	—	—	(5,206)

Revenues from sales	10,608	23,901	5,666	42	(7,009)	33,208

Operating expenses	(4,592)	(21,697)	(5,214)	(123)	7,009	(24,617)
Depreciation, depletion, and amortization of tangible assets	(817)	(265)	(187)	(8)		(1,277)

Operating income	5,199	1,939	265	(89)		7,314

Equity in income (loss) of affiliates and other items	140	67	8	55		270
Tax on net operating income	(3,137)	(640)	(74)	61		(3,790)

Net operating income	2,202	1,366	199	27		3,794

Net cost of net debt						(45)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(104)

Net income						3,645

3rd quarter 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	958	99	—		1,057
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income (1)	—	958	99	—		1,057

Equity in income (loss) of affiliates and other items (2)	—	18	(5)	(200)		(187)
Tax on net operating income	—	(316)	(31)	—		(347)

Net operating income (1)	—	660	63	(200)		523

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(4)

Net income						519

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	958	108	—
On net operating income	—	660	74	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(112)

3rd quarter 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	5,065	27,936	5,401	12		38,414
Intersegment sales	5,543	1,171	265	30	(7,009)	—
Excise taxes	—	(5,206)	—	—	—	(5,206)

Revenues from sales	10,608	23,901	5,666	42	(7,009)	33,208

Operating expenses	(4,592)	(22,655)	(5,313)	(123)	7,009	(25,674)
Depreciation, depletion, and amortization of tangible assets	(817)	(265)	(187)	(8)		(1,277)

Operating income	5,199	981	166	(89)		6,257

Equity in income (loss) of affiliates and other items	140	49	13	255		457
Tax on net operating income	(3,137)	(324)	(43)	61		(3,443)

Net operating income	2,202	706	136	227		3,271

Net cost of net debt						(45)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(100)

Net income						3,126

3rd quarter 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	2,589	493	275	—	—	3,357
Divestitures at selling price	161	21	—	66	—	248
Cash flow from operating activities (3)	2,818	893	498	555	—	4,764

(3)	In the Chemicals segment, this figure amounts to 512 million euros excluding 14 million euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENT INFORMATION
Total
(unaudited)

	Amounts in millions of euros
3rd quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,610	23,453	5,228	5		32,296
Intersegment sales	3,984	838	220	75	(5,117)	—
Excise taxes		(6,925)				(6,925)

Revenues from sales	7,594	17,366	5,448	80	(5,117)	25,371

Operating expenses	(3,295)	(15,872)	(4,838)	(122)	5,117	(19,010)
Depreciation, depletion, and amortization of tangible assets	(870)	(246)	(199)	(9)		(1,324)

Operating income	3,429	1,248	411	(51)		5,037

Equity in income (loss) of affiliates and other items	129	29	(23)	205		340
Tax on net operating income	(2,019)	(401)	(124)	16		(2,528)

Net operating income	1,539	876	264	170		2,849

Net cost of net debt						(14)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(72)

Net income						2,763

3rd quarter 2004
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	500	90	—		590
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income (1)	—	500	90	—		590

Equity in income (loss) of affiliates and other items (2)	—	17	(19)	—		(2)
Tax on net operating income	—	(165)	(23)	—		(188)

Net operating income (1)	—	352	48	—		400

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(2)

Net income						398

(*)	Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	500	90	—
On net operating income	—	352	58	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	—

3rd quarter 2004
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	3,610	23,453	5,228	5		32,296
Intersegment sales	3,984	838	220	75	(5,117)	—
Excise taxes		(6,925)				(6,925)

Revenues from sales	7,594	17,366	5,448	80	(5,117)	25,371

Operating expenses	(3,295)	(16,372)	(4,928)	(122)	5,117	(19,600)
Depreciation, depletion, and amortization of tangible assets	(870)	(246)	(199)	(9)		(1,324)

Operating income	3,429	748	321	(51)		4,447

Equity in income (loss) of affiliates and other items	129	12	(4)	205		342
Tax on net operating income	(2,019)	(236)	(101)	16		(2,340)

Net operating income	1,539	524	216	170		2,449

Net cost of net debt						(14)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(70)

Net income						2,365

3rd quarter 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	1,385	376	211	(5)		1,967
Divestitures at selling price	114	45	19	7		185
Cash flow from operating activities (3)	2,269	852	300	654		4,075

(3)	In the Chemicals segment, this figure amounts to 365 million euros excluding 65 million euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENT INFORMATION
Total
(unaudited)

	Amounts in millions of euros
9 months 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	14,080	72,471	16,655	20		103,226
Intersegment sales	13,936	3,135	911	108	(18,090)	—
Excise taxes		(15,503)				(15,503)

Revenues from sales	28,016	60,103	17,566	128	(18,090)	87,723

Operating expenses	(12,184)	(54,390)	(15,861)	(358)	18,090	(64,703)
Depreciation, depletion, and amortization of tangible assets	(2,411)	(784)	(557)	(24)		(3,776)

Operating income	13,421	4,929	1,148	(254)	—	19,244

Equity in income (loss) of affiliates and other items	393	294	(105)	248		830
Tax on net operating income	(7,917)	(1,641)	(311)	142		(9,727)

Net operating income	5,897	3,582	732	136		10,347

Net cost of net debt						(145)

Minority interests and dividends on subsidiaries’ redeemable preferred shares						(270)

Net income						9,932

9 months 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	2,113	57	—		2,170
Depreciation, depletion, and amortization of tangible assets	—	—	(11)	—		(11)

Operating income (1)	—	2,113	46	—		2,159

Equity in income (loss) of affiliates and other items (2)	—	48	(139)	(414)		(505)
Tax on net operating income	—	(696)	32	—		(664)

Net operating income (1)	—	1,465	(61)	(414)		990

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(9)

Net income						981

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	2,113	66	—
On net operating income	—	1,465	48	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(249)

9 months 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	14,080	72,471	16,655	20		103,226
Intersegment sales	13,936	3,135	911	108	(18,090)	—
Excise taxes		(15,503)				(15,503)

Revenues from sales	28,016	60,103	17,566	128	(18,090)	87,723

Operating expenses	(12,184)	(56,503)	(15,918)	(358)	18,090	(66,873)
Depreciation, depletion, and amortization of tangible assets	(2,411)	(784)	(546)	(24)		(3,765)

Operating income	13,421	2,816	1,102	(254)		17,085

Equity in income (loss) of affiliates and other items	393	246	34	662		1,335
Tax on net operating income	(7,917)	(945)	(343)	142		(9,063)

Net operating income	5,897	2,117	793	550		9,357

Net cost of net debt						(145)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(261)

Net income						8,951

9 months 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	5,590	1,069	678	59		7,396
Divestitures at selling price	551	124	30	133		838
Cash flow from operating activities (3)	7,737	2,512	785	464		11,498

(3)	In the Chemicals segment, this figure amounts to 850 million euros excluding 65 million euros paid relating to the Toulouse AZF plant explosion.

BUSINESS SEGMENT INFORMATION
Total
(unaudited)

	Amounts in millions of euros
9 months 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	10,853	62,725	14,797	25		88,400
Intersegment sales	10,416	2,034	511	128	(13,089)	—
Excise taxes		(17,559)				(17,559)

Revenues from sales	21,269	47,200	15,308	153	(13,089)	70,841

Operating expenses	(9,409)	(43,498)	(13,825)	(380)	13,089	(54,023)
Depreciation, depletion, and amortization of tangible assets	(2,444)	(744)	(612)	(26)		(3,826)

Operating income	9,416	2,958	871	(253)		12,992

Equity in income (loss) of affiliates and other items	394	125	(211)	502		810
Tax on net operating income	(5,356)	(934)	(204)	95		(6,399)

Net operating income	4,454	2,149	456	344		7,403

Net cost of net debt						(72)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(194)

Net income						7,137

9 months 2004
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	936	202	—		1,138
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income (1)	—	936	202	—		1,138

Equity in income (loss) of affiliates and other items (2)	—	29	(220)	—		(191)
Tax on net operating income	—	(309)	7	—		(302)

Net operating income (1)	—	656	(11)	—		645

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(4)

Net income						641

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	936	202	—
On net operating income	—	656	133	—

(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	—

9 months 2004
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	10,853	62,725	14,797	25		88,400
Intersegment sales	10,416	2,034	511	128	(13,089)	—
Excise taxes		(17,559)				(17,559)

Revenues from sales	21,269	47,200	15,308	153	(13,089)	70,841

Operating expenses	(9,409)	(44,434)	(14,027)	(380)	13,089	(55,161)
Depreciation, depletion, and amortization of tangible assets	(2,444)	(744)	(612)	(26)		(3,826)

Operating income	9,416	2,022	669	(253)		11,854

Equity in income (loss) of affiliates and other items	394	96	9	502		1,001
Tax on net operating income	(5,356)	(625)	(211)	95		(6,097)

Net operating income	4,454	1,493	467	344		6,758

Net cost of net debt						(72)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(190)

Net income						6,496

9 months 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	3,933	951	645	46		5,575
Divestitures at selling price	315	127	68	28		538
Cash flow from operating activities (3)	7,248	3,009	262	321		10,840

(3)	In the Chemicals segment, this figure amounts to 549 million euros excluding 287 million euros paid relating to the Toulouse AZF plant explosion.

CONSOLIDATED STATEMENT OF INCOME (Impact of adjustments)
Total
(unaudited)

	9 months			9 months
	2005			2004
			Consolidated
Amounts in millions of euros	Adjusted	Adjustments	statement of income	Adjusted

Sales	103,226	—	103,226	88,400
Excise taxes	(15,503)	—	(15,503)	(17,559)
Revenues from sales	87,723	—	87,723	70,841

Purchases, net of inventory variation	(52,053)	2,179	(49,874)	(40,995)
Other operating expenses	(14,543)	(9)	(14,552)	(13,903)
Unsuccessful exploration costs	(277)	—	(277)	(263)
Depreciation, depletion, and amortization of tangible assets	(3,765)	(11)	(3,776)	(3,826)

Operating income			—	—
Corporate	(254)	—	(254)	(253)
Business segments	17,339	2,159	19,498	12,107

Total operating income	17,085	2,159	19,244	11,854

Other income	73	—	73	146
Other expense	(98)	(144)	(242)	(322)
Financial charge on debt	(875)	—	(875)	(535)
Financial income on cash and cash equivalents and equity securities	658	—	658	431
Cost of net debt	(217)	—	(217)	(104)

Other financial income	304	—	304	281
Other financial expense	(202)	—	(202)	(158)
Income taxes	(8,991)	(664)	(9,655)	(6,065)
Equity in income (loss) of affiliates	1,258	(361)	897	1,054

Consolidated net income	9,212	990	10,202	6,686

Group share	8,951	981	9,932	6,496
Minority interests and dividends on subsidiaries’ redeemable preferred shares	261	9	270	190

	3rd quarter			3rd quarter
	2005			2004
			Consolidated
Amounts in millions of euros	Adjusted	Adjustments	statement of income	Adjusted

Sales	38,414	—	38,414	32,296
Excise taxes	(5,206)	—	(5,206)	(6,925)
Revenues from sales	33,208	—	33,208	25,371

Purchases, net of inventory variation	(21,154)	1,066	(20,088)	(15,279)
Other operating expenses	(4,407)	(9)	(4,416)	(4,240)
Unsuccessful exploration costs	(113)	—	(113)	(81)
Depreciation, depletion, and amortization of tangible assets	(1,277)	—	(1,277)	(1,324)

Operating income				—
Corporate	(89)	—	(89)	(51)
Business segments	6,346	1,057	7,403	4,498

Total operating income	6,257	1,057	7,314	4,447

Other income	31	—	31	—
Other expense	(56)	(7)	(63)	(129)
Financial charge on debt	(324)	—	(324)	(171)
Financial income on cash and cash equivalents and equity securities	257	—	257	145
Cost of net debt	(67)	—	(67)	(26)

Other financial income	100	—	100	92
Other financial expense	(79)	—	(79)	(54)
Income taxes	(3,421)	(347)	(3,768)	(2,328)
Equity in income (loss) of affiliates	461	(180)	281	433

Consolidated net income	3,226	523	3,749	2,435

Group share	3,126	519	3,645	2,365
Minority interests and dividends on subsidiaries’ redeemable preferred shares	100	4	104	70

TOTAL
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS FOR
THE FIRST NINE MONTHS OF 2005
(unaudited)
INTRODUCTION
The consolidated financial statements of TOTAL and its subsidiaries (together, the Company or Group) as of September 30, 2005 have been prepared on the basis of IFRS (International Financial Reporting Standards) recognition and measurement principles and in accordance with presentation rules for interim financial statements as defined in the General regulation of the AMF (Autorité des marchés financiers).
Accounting principles applicable at September 30, 2005 are described in Note 1. Given the potential evolution of accounting principles, these principles could be different from that which will be ultimately applied by the Group at year-end. However, based on the information currently available, the Group does not anticipate any significant changes to the accounting policies presented below.
As of September 30, 2005, standards and interpretations applied by the Group are not different from IFRS adopted by the European Commission, subject to the following transitional provisions:
—	The Group anticipated the application of IFRS 6 “Exploration and Evaluation of Mineral Resources”. This standard, currently under approval by the European Commission, is compatible with the Group’s previous accounting method for exploration and production costs (see note 1 G: Oil and gas exploration and producing properties).

—	The standard IAS 39 “Financial Instruments: Recognition and Measurement” was endorsed by the European Commission on November 19, 2004 with the exception of certain provisions. The differences between the standard issued by the IASB (International Accounting Standards Board) and the one endorsed by the European Commission do not affect the Group.

—	Compliance with IAS 34, which implies a release of 2004 comparative financial statements in accordance with IFRS, will become effective at the latest upon publication of the 2005 annual financial statements.
Information concerning the first-time application of IFRS
Pursuant to IFRS 1 “First-time adoption of IFRS”, the Group has chosen to apply the following exceptions:
—	offsetting cumulative translation adjustment (CTA) against retained earnings, as of January 1, 2004,

—	recording unrecognized actuarial losses and gains as of January 1, 2004 to retained earnings,

—	non-restatement of business combinations that occurred before January 1, 2004.
IAS 32 and IAS 39 related to financial instruments have been applied from January 1, 2004. Furthermore, the standard IFRS 2 “Share-based payment” has been applied retrospectively and not solely to share-based compensation plans granted after November 7, 2002.
Descriptions of the effect of the transition to IFRS on the net equity and the results of the Group have been provided in the 2004 Annual Report, and in the 2004 quarterly summarized financial statements which have been published in May 2005.

TOTAL
Notes to consolidated statements for the first nine months of 2005
1. ACCOUNTING POLICIES
The consolidated financial statements have been prepared on a historical cost basis, except for certain financial assets and liabilities that have been measured at fair value.
The main accounting policies used by the Group are described below.
A) PRINCIPLES OF CONSOLIDATION
The subsidiaries which are directly controlled by the parent company or indirectly controlled by other consolidated companies are consolidated.
The Company’s interests in subsidiary ventures are proportionately consolidated.
Investments in companies, over which the Group has significant influence, are accounted for by the equity method. Significant influence is presumed when the Group holds, directly or indirectly (eg through subsidiaries), 20% or more of the voting power of the investee.
Companies in which ownership interest is less than 20%, but over which the Company has the ability to exercise significant influence, are also accounted for by the equity method.
All material intercompany accounts, transactions and income have been eliminated.
B) FOREIGN CURRENCY TRANSLATION
The financial statements of subsidiaries are prepared in the currency that most clearly reflects their business environment. This is referred to as their functional currency.
(i) Monetary transactions
Transactions denominated in foreign currencies are translated at the exchange rate prevailing when the transaction is realized. At each balance sheet date, the monetary assets and liabilities are translated at the closing rate and the resulting exchange differences are recognized in “Other income” or “Other expense”.
(ii) Translation of financial statements denominated in foreign currencies
All assets and liabilities of consolidated subsidiaries or equity affiliates denominated in foreign currencies are translated into euros on the basis of exchange rates at the end of the period. The consolidated statements of income and of cash flows are translated using the average exchange rates during the period. Foreign exchange differences resulting from such translation are recorded either in “Cumulative translation adjustments” (for the Company’s share) or in “Minority interests” as deemed appropriate.
C) SALES AND REVENUES FROM SALES
Revenues from sales of products are recognized when the significant risks and rewards of ownership have been passed to the buyer. Sales figures are presented before deduction of excise taxes collected by the Group within the course of its oil distribution operations. Excise taxes are deducted from sales in order to obtain the Revenue from sales indicator.
Revenues from sales of crude oil, natural gas and coal are recorded upon transfer of title, according to the terms of the sales contracts. Revenues from the production of crude oil and natural gas properties in which TOTAL has an interest with the other producers are recognized on the basis of the company’s net working interest (entitlement method).
Revenues from gas transport are recognized when the services are rendered, based on the quantities transported measured according to procedures defined in each service contract.
Revenues from sales of electricity, of refining-marketing activities and of chemicals products are recorded upon transfer of title, according to the terms of the related contracts.
Revenues from services are recognized when the services have been performed.
Oil and gas sales are inclusive of quantities delivered that represent production royalties and taxes.
Certain transactions within the trading activities (contracts involving quantities that are purchased outside the Group then resold outside the Group) are shown at their net value in sales.

TOTAL
Notes to consolidated statements for the first nine months of 2005
Exchanges of crude oil and petroleum products within normal trading activities are excluded from sales.
D) SHARE-BASED PAYMENTS
The Group applies IFRS 2 “Share-based payment” to employee stock-option and share-purchase plans and to capital increases reserved for employees. The benefits are determined by reference to the fair value of the instruments granted.
The cost of options is valued according to the Black-Scholes method at the grant date. The expense is allocated on a straight-line basis between the grant date and vesting date.
For employee-reserved capital increases, the cost is immediately recognized as an expense. A discount reduces the expense in order to take into account the non-transferability of the shares awarded to the employees over a period of five years according to French Regulations.
These employee benefits are recognized as expenses with a corresponding credit to shareholders’ equity.
E) INCOME TAXES
The Company uses the liability method whereby deferred income taxes are recorded based upon the temporary differences between the financial statement and tax basis of assets and liabilities, and for carryforwards of unused tax losses and tax credits.
Deferred tax assets and liabilities are measured using the tax rates that have been enacted or substantively enacted at the balance sheet date. The effect of the change in the tax rate is recognized either in the consolidated statement of income or in equity depending on the item it is related to.
Deferred tax assets are recognized where future recovery is probable.
Deferred tax liabilities on temporary differences resulting from the difference between the carrying value of the equity-method investments and the taxable basis of these investments are recognized. The deferred tax calculation is based on the expected future tax effect (dividend distribution rate or tax rate on the gain or loss upon sale of these investments).
Taxes paid for the Upstream production are included in operating expenses. They include taxes related to historical concessions held by the company in the Middle East producing countries.
F) DILUTED EARNINGS PER SHARE
Earnings per common share are calculated by dividing net income by the fully-diluted weighted-average number of common shares and common share equivalents outstanding during the period. Treasury shares deducted from consolidated shareholders’ equity are not considered outstanding for purposes of this calculation which also takes into account the dilutive effect of stock-options and capital increases.
The weighted-average number of fully-diluted shares is calculated in accordance with the treasury stock method. The proceeds which would be recovered in the event of an exercise of options related to dilutive instruments are presumed to be a buyback of shares at market price as of the closing date of the period. The number of shares thereby obtained leads to a reduction in the total number of shares that would result from the exercise of options.
G) OIL AND GAS EXPLORATION AND PRODUCING PROPERTIES
The Group applies IFRS 6 “Exploration and Evaluation of Mineral Resources”. Oil and Gas exploration and production properties and assets are accounted for in accordance with the “successful efforts” method.
(i) Exploration costs
Geological and geophysical costs, including seismic surveys for exploration purposes are expensed as incurred.
Exploration leasehold acquisition costs are capitalized as intangible assets when acquired, impairment is determined regularly, property by property, on the basis of the results of the exploratory activity and management’s evaluation.
In the event of a discovery, the unproved leasehold rights are transferred to proved leasehold rights at their net book value as soon as proved reserves are booked.

TOTAL
Notes to consolidated statements for the first nine months of 2005
Exploratory wells are accounted for as follows:
—	Costs of exploratory wells that have found proved reserves are capitalized. Capitalized successful exploration wells are then depreciated using the unit-of-production method based on proved developed reserves.

—	Costs of dry exploratory wells and wells that have not found proved reserves, are charged to expense.

—	Costs of exploratory wells are temporarily capitalized until a determination is made as to whether the well has found proved reserves if both of the following conditions are met:
•	The well has found a sufficient quantity of reserves to justify its completion as a producing well, if appropriate, assuming that the required capital expenditure is made;

•	The Company is making sufficient progress assessing the reserves and the economic and operating viability of the project.

This progress is evaluated on the basis of indicators such as whether additional exploratory works are under way or firmly planned (wells, seismic or significant studies), whether costs are being incurred for development studies and whether the Company is waiting for governmental or other third-party authorization of a proposed project, or availability of capacity on an existing transport or processing facility.
Costs of exploratory wells not meeting these conditions are charged to expense.
(ii) Oil and Gas producing assets
Development costs incurred for the drilling of development wells and in the construction of production facilities are capitalized, together with interest costs incurred during the period of construction and estimated discounted costs of asset retirement obligations. The rate of depletion is equal to the ratio of oil and gas production for the period to proved developed reserves (unit-of-production method).
With respect to production sharing contracts, this computation is based on the portion of production and reserves assigned to the Company taking into account estimates based on the contractual clauses regarding the reimbursement of exploration and development costs (cost oil) as well as the sharing of hydrocarbon rights (profit oil).
Transportation assets are depreciated using the unit-of-production method based on throughput or by using the straight-line method whichever best reflects the economic life of the asset.
Proved leasehold rights are depreciated using the unit-of-production method based on proved reserves.
H) OTHER INTANGIBLE ASSETS
Other intangible assets include goodwill, patents, trademarks, and leasehold rights.
Goodwill in a consolidated company is calculated as the excess of the cost of shares, including transaction expenses, over the Group’s equity in the fair value of the net assets at the acquisition date. Goodwill is not amortized but is tested for impairment annually or more frequently if there is any indication that an asset may be impaired (see note 1 K: Impairment of long-lived assets.)
Other intangible assets (except goodwill) have a definite useful life and are amortized on a straight-line basis over 10 to 40 years depending on useful life of the assets.
Research and development cost
Research costs are charged to expense as incurred. Expenses incurred during the development phase of an R&D project are capitalized as an intangible asset if all the following criteria are met:
—	the technical feasibility of the project and the availability of the appropriate resources for the completion of the intangible asset,

—	the ability of the asset to generate probable future economic benefits;

—	the ability to value reliably the expenses attributable to the asset.
Advertising costs are charged to expense as incurred.

TOTAL
Notes to consolidated statements for the first nine months of 2005
I) OTHER PROPERTY, PLANT AND EQUIPMENT
Other property, plant and equipment are carried at cost. The basis includes interest expenses incurred until assets are placed into service. Equipment subsidies are deducted from the cost of the related expenditures.
Routine maintenance and repairs are charged to income as incurred. The cost of major turnarounds of refineries and large petrochemical units are capitalized and depreciated over the period of time between two major turnarounds.
Other property, plant and equipment are depreciated using the straight-line method over their useful life, as follows:
—	Furniture, office equipment, machinery and tools:	3-12 years

—	Transportation equipment:	5-20 years

—	Storage tanks and related equipment:	10-15 years

—	Specialized complex installations and pipelines:	10-30 years

—	Buildings:	10-50 years
J) LEASES
Finance leases which transfer to the Group substantially all the risks and rewards of ownership are capitalized at the fair value of the leased item or if lower at the present value of the minimum lease payments. A financial debt is recognized for the same amount. These assets are depreciated over their useful life.
All other leases are operating leases.
K) IMPAIRMENT OF LONG-LIVED ASSETS
The carrying amounts of intangible assets and property, plant and equipment are tested for possible impairment if there is any indication that the assets may be impaired. This test is performed at least annually for goodwills.
For this purpose, assets are grouped by cash-generating units (or CGUs). A cash-generating unit is a group of assets that generate cash inflows that are largely independent of the cash inflows from other groups of assets.
The recoverable amount is determined for each CGU by reference to the discounted future cash flow expected from it, based upon management’s expectation of future economic and operating conditions. If the recoverable amount is less than the carrying amount, an impairment loss on property plant and equipment, or on intangible assets is recognized either in the “Depreciation, depletion and amortization of tangible assets” or in the “Other expense”, respectively.
Impairment losses recognized in prior periods (except those related to goodwill) could be reversed up to the net book value that the asset would have, had the impairment not been recognized.
L) FINANCIAL ASSETS AND LIABILITIES
Financial assets and liabilities are financial loans and receivables, investments in non-consolidated subsidiaries, publicly-traded equity securities, financial derivatives, debt and other financial liabilities.
The accounting treatment of these items is as follows.
(i) Financial loans and receivables
These assets are recognized at amortized cost. They are tested for impairment, if there is any evidence that their fair value is less than their accounting value, and at least once a year. The potential loss is recorded in the consolidated statement of income.
(ii) Investments in non-consolidated subsidiaries and publicly-traded equity securities
These assets are classified as available for sale and measured at their fair value. For listed securities, fair value is given by the market price. If fair value is not reliably determinable, securities are recorded at their historical value. Changes in fair value are recorded in the equity. If there is any evidence of a significant and long-lasting loss, an impairment is recorded in the consolidated statement of income. This impairment is reversed in the consolidated statement of income only when the securities are sold.

TOTAL
Notes to consolidated statements for the first nine months of 2005
(iii) Derivative instruments
The Company uses derivative instruments in order to manage its exposure to changes in interest rates and foreign exchange rates.
Within its hedging policy, the Company enters into interest rate and foreign currency swap agreements. The Company may also use futures, caps, floors, and options.
In connection with its international trading activities, the Company, like most other oil companies, uses derivative instruments to adjust its exposure to expected fluctuations in the prices of crude oil, refined products, natural gas and of power. Furthermore, the Group uses freight-rate derivative contracts in its shipping activity in order to adjust its exposure to freight-rate fluctuations. In order to hedge against this risk, the Company uses various instruments such as futures, forwards, swaps and options on organized markets or over-the-counter markets.
Derivative instruments used by the Group are valued at fair value, and fair value changes are recognized in the statement of income.
(iv) Debt and other financial liabilities
Loans and other financial liabilities (excluding derivatives) are recognized at amortized cost, except those for which a hedge accounting can be applied.
Fixed rate loans, hedged by interest rate swaps or combined currency and interest rate swaps are recorded under fair value hedge accounting. A hedging relationship qualifies for hedge accounting only if there is formal designation and documentation of the hedging relationship at the inception of the hedge and if the hedge is expected to be highly effective throughout the financial reporting periods for which the hedge is designated. Applying fair value hedging has the following consequences:
—	Loans are recognized at their fair value in the balance sheet

—	Changes in fair value of the loans are recorded in the profit and loss statement where they are compensated by the changes in fair value of the swaps
M) INVENTORIES
Inventories are valued in financial statements at either the historical cost or the market value, whichever is lower. The Group values inventories of petroleum products in the financial statements according to the FIFO (First-In, First-Out) method and other inventories using the weighted-average cost method.
In note 6 setting forth information by business segment, the adjusted results of the Downstream segment and Chemicals segment are presented according to the replacement cost method in order to ensure the comparability of the Group’s results with those of its competitors, mainly North-American.
In the replacement cost method, which is similar to the LIFO (Last-In, First-Out) method, the variation of inventories in the income statement is determined by the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO and the replacement cost. This effect is presented in the adjustment items in note 7.
Downstream (Refining — Marketing)
Petroleum product inventories include mainly crude oil and refined products. Refined products are made up principally of motor gasoline, kerosene, diesel fuel, heating oil and are produced by the Company’s refineries. The average life cycle of petroleum products is no longer than two months.
Crude oil cost flows include raw material and receipt costs. Refining cost flows principally include the cost of crude oil, production (energy, labor, depreciation of producing assets) and allocation of production overheads (taxes, maintenance, insurance). Retained costs, initial tooling or other deferred start-up costs or general and administrative costs are not included in the determination of the historical cost of refined products.
Chemicals
Costs of chemical product inventories consist of the cost of materials, direct labor and an allocation of production overheads. Retained costs, initial tooling or other deferred start-up costs or general and administrative costs are not included in the determination of the cost of inventories of chemicals products.

TOTAL
Notes to consolidated statements for the first nine months of 2005
N) TREASURY SHARES
Treasury shares held by the parent company or its subsidiaries in their individual accounts are deducted from consolidated shareholders’ equity. Gains or losses on sales of treasury shares are excluded from the determination of net income and are recognized in shareholders’ equity.
O) OTHER LONG-TERM LIABILITIES
Long-term liabilities comprise liabilities for which the amount and the timing are uncertain. They arise from environmental risks, legal and tax risks, litigations and other risks.
A provision is recognized when the Group has a present obligation (legal or constructive) as a result of a past event for which it is probable that an outflow of resources will be required, and when a reliable estimate can be made of the amount of the obligation. The amount of the contingency reserve corresponds to the best possible estimate.
P) ASSET RETIREMENT OBLIGATIONS
Asset retirement obligations, which result from a legal or constructive obligation, are recognized on the basis of a reasonable estimate of their fair value, in the period in which appears a retirement obligation.
The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived assets and depreciated over the useful life of the associated fixed asset.
An entity is required to measure changes in the liability for an asset retirement obligation due to the passage of time (accretion) by applying a credit adjusted risk-free rate to the amount of the liability at the beginning of the period. The increase of the provision due to the passage of time is recognized as “Other financial expense”.
Q) EMPLOYEE BENEFITS
In accordance with the laws and practices of each country, the Company participates in employee benefit plans offering retirement, death and disability, health care and special termination benefits. These plans provide benefits based on various factors such as length of service, salaries, and contributions made to the national bodies responsible for the payment of benefits.
These plans can either be defined contribution or defined benefit pension plans and may be entirely or partially funded with investments made in various non-Company instruments such as mutual funds, insurance contracts, and securities.
For defined contribution plans, expenses correspond to the contributions paid.
For defined benefit plans, accruals and prepaid expenses are determined using the projected unit credit method. Actuarial gains and losses may result from the difference generated between projected commitments and the actuarial valuation (based on new projections and actuarial assumptions) on the same date and difference between the expected return and the actual return of plan assets.
The Group applies the corridor method to amortize its actuarial losses and gains. This method entails spreading the actuarial losses and gains in excess of 10% of the highest value of funded obligations, or externally-funded plans, over the residual employment term for those still in service.
In case of creation or of improvement to a plan, the vested portion of the cost of past services is recorded immediately in the income statement, the unvested past services costs is amortized over the vesting period.
The net periodic pension cost is recognized as “Other operating expenses”.
R) EMISSION RIGHTS
In the absence of a current IFRS standard or interpretation on accounting for emission rights, the following principles have been applied:
—	Emission quotas issued free of charge are accounted for nil.

—	Transactions which have been made on the market are recorded at cost.

—	The liabilities resulting from potential differences between available quotas and quotas to be delivered at the end of the compliance period are accounted for as a provision, at fair market value.

TOTAL
Notes to consolidated statements for the first nine months of 2005
2. MAIN ACCOUNTING AND FINANCIAL INDICATORS — INFORMATION BY BUSINESS SEGMENT
The financial information for each business segment is reported on the same basis that is used internally by the chief operating decision maker in assessing segment performance and the allocation of segment resources.
Adjustment items
Due to their particular nature or significance, certain transactions qualified as “special items” are monitored at the Group level and excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, certain transactions such as restructuring costs or assets disposals, which are not considered to be representative of normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to recur within following years.
Special items, together with the inventory valuation effect (described in Note 1 M) and TOTAL’s equity share of amortization of intangible assets related to the Sanofi-Aventis merger, form the adjustment items. The detail of adjustment items is presented in Note 7.
The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are meant to facilitate the analysis of the financial performance and the comparison of income between periods.
Operating income (measure used to evaluate operating performance)
Revenue from sales after deducting cost of goods sold and inventory variations, other operating expenses, exploration expenses and depreciation, depletion, and amortization.
Operating income excludes the amortization of intangible assets other than leasehold rights, translation adjustments, and gains or losses on the sale of assets.
Net operating income (measure used to evaluate the return on capital employed)
Operating income after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, share in income of equity method affiliates, capitalized interest expenses), and after applicable income taxes.
The income and expenses not included in net operating income which are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and minority interests).
Adjusted income
Operating income, net operating income, or net income excluding the effect of adjustment items.
Capital employed
Non-current assets and working capital requirements, at replacement cost, net of deferred taxes and long-term liabilities.
ROACE (Return on Average Capital Employed)
Ratio of adjusted net operating income to average capital employed between the beginning and the end of the period.
Net debt
Long-term debt, including short-term portion, short-term borrowings, bank overdrafts less cash and cash equivalents and short-term investments.

TOTAL
Notes to consolidated statements for the first nine months of 2005
3. CHANGES IN THE GROUP STRUCTURE
Pursuant to its take-over bid for Deer Creek Energy Limited, the Group has acquired 82.41% of the company’s shares. As of September 30, 2005, the new subsidiary is consolidated using the full consolidation method.
During the 3rd quarter 2005, the Group sold its 40 percent equity interest in Humber Power Limited.
There were no other major changes in the Group structure during the first nine months of 2005.
4. SHAREHOLDERS’ EQUITY
Shares held by the parent company, TOTAL S.A.
As of September 30, 2005, TOTAL S.A. held 14,381,529 of its own shares, representing 2.31% of its share capital, detailed as follows:
—	8,433,539 allocated to covering share purchase option plans and restricted shares grants for Company employees.

—	5,947,990 shares, detailed as follows :

✓	4,356,068 shares were purchased in November and December 2004, pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 14, 2004,

✓	15,119,500 shares were purchased during the first nine months of 2005, pursuant to the authorization granted by the Ordinary and Extraordinary Shareholders’ Meeting held on May 17, 2005,

✓	13,527,578 shares were cancelled pursuant to the decision of the Board of Directors held on July 19, 2005.
These 14,381,529 shares are deducted from the consolidated shareholders’ equity.
Shares held by the subsidiaries
As of September 30, 2005, TOTAL S.A. held indirectly, through its subsidiaries 25,082,817 of its own shares, representing 4.03% of its share capital :
—	505,918 shares held by a consolidated subsidiary, Total Nucléaire, indirectly controlled by TOTAL S.A. These shares were initially acquired in order to realize short-term cash investments.

—	24,576,899 shares held by subsidiaries of Elf Aquitaine, Financière Valorgest, Sogapar and Fingestval.
These 25,082,817 shares are deducted from the consolidated shareholders’ equity.
Subsidiaries’ redeemable preferred shares
Subsidiaries’ redeemable preferred shares have been fully repaid during the first nine months of 2005.

TOTAL
Notes to consolidated statements for the first nine months of 2005
5. LONG-TERM DEBT
The Group has issued debenture loans through its subsidiary Total Capital during the first nine months of 2005:
—	Debenture 1.625% 2005-2011 (200 million CHF)

—	Debenture 6.5% 2005-2012 (100 million NZD)

—	Debenture 5.75% 2005-2012 (100 million AUD)

—	Debenture 3.25% 2005-2012 (100 million EUR)

—	Debenture 4.125% 2005-2011 (100 million USD)

—	Debenture 4.125% 2005-2011 (50 million USD)

—	Debenture 4.125% 2005-2011 (50 million USD)

—	Debenture 4% 2005-2011 (100 million CAD)

—	Debenture 5.75% 2005-2011(100 million AUD)

—	Debenture 3.5% 2005-2009 (50 million USD)

—	Debenture 2.125% 2005-2012 (300 million CHF)

—	Debenture 3.25% 2005-2012 (300 million EUR)
The Group has reimbursed debenture loans during the first nine months of 2005:
—	Debenture 5.75% 2000-2005 (500 million EUR)

—	Debenture 5.375% 2000-2005 (250 million EUR)

—	Debenture 3.25% 1999-2005 (200 million CHF)

—	Debenture 3.25% 2000-2005 (100 million CHF)

—	Debenture 3.78% 1999-2006 (20 million FRF)

—	Debenture 6.875% 2000-2005 (150 million GBP)

—	Debenture 8.2% 1995-2005 (500 million FRF)
In the context of its active cash management, the Group may increase temporarily its short-term borrowings, particularly in the form of commercial paper. The short-term borrowings and the cash and cash equivalents resulting from this cash management in the quarterly financial statements are not necessarily representative of a steady position.

TOTAL
Notes to consolidated statements for the first nine months of 2005
6. BUSINESS SEGMENT INFORMATION

	Amounts in millions of euros
9 months 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	14,080	72,471	16,655	20		103,226
Intersegment sales	13,936	3,135	911	108	(18,090)	—
Excise taxes		(15,503)				(15,503)

Revenues from sales	28,016	60,103	17,566	128	(18,090)	87,723

Operating expenses	(12,184)	(54,390)	(15,861)	(358)	18,090	(64,703)
Depreciation, depletion, and amortization of tangible assets	(2,411)	(784)	(557)	(24)		(3,776)

Operating income	13,421	4,929	1,148	(254)	—	19,244

Equity in income (loss) of affiliates and other items	393	294	(105)	248		830
Tax on net operating income	(7,917)	(1,641)	(311)	142		(9.727)

Net operating income	5,897	3,582	732	136		10,347

Net cost of net debt						(145)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(270)

Net income						9,932

9 months 2005
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	2,113	57	—		2,170
Depreciation, depletion, and amortization of tangible assets	—	—	(11)	—		(11)

Operating income (1)	—	2,113	46	—		2,159

Equity in income (loss) of affiliates and other items (2)	—	48	(139)	(414)		(505)
Tax on net operating income	—	(696)	32	—		(664)

Net operating income (1)	—	1,465	(61)	(414)		990

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(9)

Net income						981

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	2,113	66	—
On net operating income	—	1,465	48	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	(249)

9 months 2005
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	14,080	72,471	16,655	20		103,226
Intersegment sales	13,936	3,135	911	108	(18,090)	—
Excise taxes		(15,503)				(15,503)

Revenues from sales	28,016	60,103	17,566	128	(18,090)	87,723

Operating expenses	(12,184)	(56,503)	(15,918)	(358)	18,090	(66,873)
Depreciation, depletion, and amortization of tangible assets	(2,411)	(784)	(546)	(24)		(3,765)

Operating income	13,421	2,816	1,102	(254)		17,085

Equity in income (loss) of affiliates and other items	393	246	34	662		1,335
Tax on net operating income	(7,917)	945)	(343)	142		(9,063)

Net operating income	5,897	2,117	793	550		9,357

Net cost of net debt						(145)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(261)

Net income						8,951

9 months 2005	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	5,590	1,069	678	59		7,396
Divestitures at selling price	551	124	30	133		838
Cash flow from operating activities (3)	7,737	2,512	785	464		11,498

(3)	In the Chemicals segment, this figure amounts to 850 millions of euros excluding an amount of 65 millions of euros paid relating to the Toulouse AZF plant explosion.

TOTAL
Notes to consolidated statements for the first nine months of 2005

	Amounts in millions of euros

9 months 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	10,853	62,725	14,797	25		88,400
Intersegment sales	10,416	2,034	511	128	(13,089)	—
Excise taxes		(17,559)				(17,559)

Revenues from sales	21,269	47,200	15,308	153	(13,089)	70,841

Operating expenses	(9,409)	(43,499)	(13,825)	(380)	13,089	(54,023)
Depreciation, depletion, and amortization of tangible assets	(2,444)	(744)	(612)	(26)		(3,826)

Operating income	9,416	2,958	871	(253)		12,992

Equity in income (loss) of affiliates and other items	394	125	(211)	502		810
Tax on net operating income	(5,356)	(934)	(204)	95		(6,399)

Net operating income	4,454	2,149	456	344		7,403

Net cost of net debt						(72)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(194)

Net income						7,137

9 months 2004
(adjustments) (*)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales
Intersegment sales
Excise taxes

Revenues from sales

Operating expenses	—	936	202	—		1,138
Depreciation, depletion, and amortization of tangible assets	—	—	—	—		—

Operating income (1)	—	936	202	—		1,138

Equity in income (loss) affiliates and other items (2)	—	29	(220)	—		(191)
Tax on net operating income	—	(309)	7	—		(302)

Net operating income (1)	—	656	(11)	—		645

Net cost of net debt						—
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(4)

Net Income						641

(*) Adjustments include special items, inventory valuation effect and equity share of amortization of intangible assets related to the Sanofi-Aventis merger

(1) Of which inventory valuation effect
On operating income	—	936	202	—
On net operating income	—	856	133	—
(2) Of which equity share of amortization of intangible assets related to the Sanofi-Aventis merger	—	—	—	—

9 months 2004
(adjusted)	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Non-Group sales	10,853	62,725	14,797	25		88,400
Intersegment sales	10,416	2,034	511	128	(13,089)	—
Excise taxes		(17,559)				(17,559)

Revenues from sales	21,269	47,200	15,308	153	(13,089)	70,841

Operating expenses	(9,409)	(44,434)	(14,027)	(380)	13,089	(55,161)
Depreciation, depletion, and amortization of tangible assets	(2,444)	(744)	(612)	(26)		(3,826)

Operating income	9,416	2,022	669	(253)		11,854

Equity in income (loss) of affiliates and other items	394	96	9	502		1,001
Tax on net operating income	(5,356)	(625)	(211)	95		(8,097)

Net operating income	4,454	1,493	467	344		6,758

Net cost of net debt						(72)
Minority interests and dividends on subsidiaries’ redeemable preferred shares						(190)

Net income						6,496

9 months 2004	Upstream	Downstream	Chemicals	Corporate	Intercompany	Total

Total expenditures	3,933	951	645	46		5,575
Divestitures at selling price	315	127	68	28		538
Cash flow from operating activities (3)	7,248	3,009	262	321		10,840

(3)	In the Chemicals segment, this figure amounts to 549 millions of euros excluding an amount of 287 millions of euros paid relating to the Toulouse AZF plant explosion.

TOTAL
Notes to consolidated statements for the first nine months of 2005
7.	ADJUSTMENTS ITEMS
Adjustments items affecting the consolidated statement of income, as described in note 2, are the following:
ADJUSTMENTS TO OPERATING INCOME

(in millions of euros)		Upstream	Downstream	Chemicals	Corporate	Total

9 Months 2005	Inventory valuation effect	—	2,113	66	—	2,179

	Restructuring charges	—	—	—	—	—

	Asset impairment charges	—	—	(11)	—	(11)

	Other items	—	—	(9)	—	(9)

Total		—	2,113	46	—	2,159

9 Months 2004	Inventory valuation effect	—	936	202	—	1,138

	Restructuring charges	—	—	—	—	—

	Asset impairment charges	—	—	—	—	—

	Other items	—	—	—	—	—

Total		—	936	202	—	1,138

ADJUSTMENTS TO NET INCOME

(in millions of euros)		Upstream	Downstream	Chemicals	Corporate	Total

9 Months 2005	Inventory valuation effect	—	1,454	48	—	1,502

Total’s equity share of special items recorded by Sanofi-Aventis		—	—	—	(165)	(165)

	Adjustment related to the Sanofi-Aventis merger	—	—	—	(247)	(247)

	Restructuring charges	—	—	(90)	—	(90)

	Asset impairment charges	—	—	(8)	—	(8)

	Gains (losses) on sales of assets	—	—	—	—	—

	Additional Toulouse-AZF provision	—	—	—	—	—

	Other items	—	—	(11)	—	(11)

Total		—	1,454	(61)	(412)	981

9 Months 2004	Inventory valuation effect	—	653	133	—	786

	Restructuring charges	—	—	(43)	—	(43)

	Asset impairment charges	—	—	—	—	—

	Gains (losses) on sales of assets	—	—	—	—	—

	Additional Toulouse-AZF provision	—	—	(98)	—	(98)

	Other items	—	—	(4)	—	(4)

Total		—	653	(12)	—	641

TOTAL
Notes to consolidated statements for the first nine months of 2005
8. OTHER RISKS AND CONTINGENT LIABILITIES
The Group has been informed by the government of Venezuela of a challenge to the Group’s computation of certain taxes and royalties. The Group believes that it is in compliance with the applicable tax and legal provisions. It has paid an increased royalty in regards to this matter, while retaining its right to undertake further action.
9. 2004 IFRS COMPARATIVE FIGURES
Following reclassification under IFRS of certain trading transactions (see 1 C — Sales and revenues from sales), comparative figures for 3rd quarter 2004 and first nine months previously released by the Group have been modified as follows:
(In millions of euros)

Consolidated statement of income — 3rd quarter 2004	As modified	As previously released
Sales	32,296	31,978

Purchases, net of inventory variation	(14,689)	(14,371)

	17,607	17,607

Consolidated statement of income — first nine months 2004	As modified	As previously released
Sales	88,400	86,956

Purchases, net of inventory variation	(39,857)	(38,413)

	48,543	48,543
These reclassifications have no impact on net income or cash flows; they impact non-group sales and operating expenses of the Upstream segment in Business segment information.

14